SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
           Under the Securities Exchange Act of 1934
                       (Amendment No. 1)


                    NutraMax Products, Inc.
                    -----------------------
                        (Name of Issuer)

            Common Stock, par value $.001 per share
            ---------------------------------------
                 (Title of Class of Securities)

                            67061A30
                            --------
                         (CUSIP Number)

                        David M. Schulte
                     Chilmark Fund II, L.P.
                   875 North Michigan Avenue
                    Chicago, Illinois 60611
                         (312) 984-9711
         ----------------------------------------------
         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)


                        October 14, 1997
                     ---------------------
                 (Date of Event which Requires
                   Filing of this Statement)



    If the filing person has previously filed a statement on Schedule
      13G to report the acquisition which is the subject of this
      Schedule 13D, and is filing this Schedule because of Rule
           13d-1(b)(3) or (4), check the following box [ ].




                     Page 1 of 25 Pages
               Exhibit Index Appears on Page 5

          This Amendment No. 1 (this "Amendment") amends and supplements the
Schedule 13D filed on September 22, 1997 (the "Schedule 13D"), by Cape Ann Investors, L.L.C. ("Cape Ann"), Chilmark Fund II, L.P. ("Chilmark Fund"), Chilmark II, L.L.C. ("Chilmark II"), Chilmark Partners, L.L.C. ("Chilmark Partners") and David M. Schulte (collectively, the "Reporting Persons") with respect to the Common Stock, par value $.001 per share ("Common Stock"), of NutraMax Products, Inc. (the "Issuer").

Item 4.  Purpose of Transaction.

          On October 14, 1997, the Issuer and Cape Ann entered into an agreement (the "October Agreement") relating to a series of transactions, including those described below.

          Pursuant to the October Agreement, the Issuer granted Cape Ann warrants (the "Warrants") to purchase 215,425 shares of Common Stock. The Warrants will be exercisable from October 14, 1998 through October 14, 2003 at an exercise price that will be determined on October 14, 1998, set at $2.25 below the average stock price of the Common Stock over the 20 trading days prior to October 14, 1998, subject to certain adjustments.

          In accordance with the October Agreement, the Issuer intends to commence a modified Dutch auction issuer tender offer (the "Issuer Tender Offer") for a maximum number (which will not be greater than 450,000) of its outstanding shares of Common Stock. The maximum number of shares, and the price range offered therefor, will be determined by the Issuer with the consent of Cape Ann. Pursuant to the October Agreement, Cape Ann has agreed not to tender any shares of Common Stock into the Issuer Tender Offer and to purchase a number of newly-issued shares of Common Stock from the Issuer in order to provide a portion of the funds to finance the Issuer's purchase pursuant to the Issuer Tender Offer. Cape Ann will buy a number of shares, determined based on the number of shares actually purchased by the Issuer (and equal to approximately 78% of the number of shares so purchased by the Issuer), at the price established by the Issuer and tendering stockholders as the purchase price in the Issuer Tender Offer. Cape Ann is entitled to terminate its obligation to purchase such shares prior to the expiration of the Issuer Tender Offer in the event of a material adverse change in the Issuer.

          The October Agreement amends certain provisions of the Agreement previously described in the Schedule 13D. The standstill provisions of the Agreement, as amended by the October Agreement, expressly permit Cape Ann to purchase shares of Common Stock from the Issuer upon exercise of the Warrants and as described in the preceding paragraph, as well as to purchase shares of Common Stock from time to time, in the open market or in privately negotiated transactions, to maintain its ownership percentage at up to the highest percentage owned by Cape Ann immediately following the purchase described in the preceding paragraph and upon exercise of Warrants. In addition, the registration rights previously described in the Schedule 13D were amended to, among other things, cover the Warrants and any additional shares of Common Stock acquired by Cape Ann in accordance with the preceding sentence.

          The descriptions contained in this Amendment of certain provisions of the October Agreement is not intended to be complete and is qualified in its entirety by reference to the October Agreement attached as
Exhibit 5 hereto and incorporated herein by reference.



                            Page 2 of 25 Pages

          The Reporting Persons intend to continue to review their investment in Common Stock and, from time to time depending upon certain factors, including without limitation the financial performance of the Issuer, the availability and price of shares of Common Stock, other general economic, market and investment conditions and options available to them, may determine to acquire through open market purchases or otherwise additional shares of Common Stock, or may determine to sell through the open market or otherwise, in each case, subject to applicable law and the limitations of the October Agreement described above and the Agreement previously described in the
Schedule 13D.

          Except as stated above, no Reporting Person has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of
Schedule 13D, as promulgated by the Securities and Exchange Commission.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          As described above, Cape Ann is a party to the October
Agreement, a copy of which is attached hereto as Exhibit 5 and is incorporated herein by reference.


Item 7.  Material to be Filed as Exhibits.

          Exhibit 5 -         October Agreement.



                           Page 3 of 25 Pages

                                  SIGNATURE
                                  ---------
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Dated:  October 17, 1997

                                                  Cape Ann Investors, L.L.C.


                                                  By:  /s/ David Schulte
                                                       -----------------
                                                       Name:  David Schulte
                                                       Title:  President

                                                  Chilmark Fund II, L.P.

                                                  By:  Chilmark II, L.L.C.

                                                  By:  /s/ David Schulte
                                                       -----------------
                                                       Name:  David Schulte
                                                       Title:  President

                                                  Chilmark II, L.L.C.

                                                  By:  /s/ David Schulte
                                                       -----------------
                                                       Name:  David Schulte
                                                       Title:  President

                                                  Chilmark Partners, L.L.C.

                                                  By:  /s/ David Schulte
                                                       -----------------
                                                       Name:  David Schulte
                                                       Title:  Managing Member

                                                  /s/ David Schulte
                                                  ----------------------
                                                           David Schulte






                     Page 4 of 25 Pages

                              EXHIBIT INDEX
                              -------------

Exhibit                                                      Page
Number            Description                                Number
------            -----------                                ------

1                 Joint Filing Agreement, dated
                  September 19, 1997, among                  *
                  the Reporting Persons.

2                 Stock Purchase Agreement.                  *

3                 Amendment No. 1.                           *

4                 Form of Share Purchase Agreement,
                  dated as of September                      *
                  18, 1997.

5                 October Agreement                          6










--------

* previously filed




                         Page 5 of 25 Pages